Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

July 1, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on July 1, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

July 1, 2025

SCHEDULE “A”

DIGI POWER X REPORTS 45% MONTH-OVER-MONTH INCREASE IN CASH AND CRYPTO POSITION WITH NO LONG-TERM DEBT AND REPORTS JUNE 2025 PRODUCTION RESULTS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – July 1, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the quarter and month ended June 30, 2025, combined with an operations update. All monetary references are expressed in U.S. dollars unless otherwise indicated.

Second Quarter 2025 Production Highlights

●	The value of coins produced at the Company’s facilities between its self-mining and colocation agreements and energy sales was approximately $12.4 million in Q2 2025 (based on a BTC price of $107,750 as of June 30, 2025, per CoinMarketCap).

●	Miners running at the Company’s facilities produced approximately 94 BTC during the quarter between self-mining and colocation agreements, representing an approximate value of $10.1 million (based on a BTC price of $107,750 as of June 30, 2025, per CoinMarketCap).

●	The Company earned gross energy and power revenue of approximately $2.3 million for the three-month period ended June 30, 2025 through the provision of power capacity to market customers.

Monthly Production Highlights for June 2025

●	The Company held cash, BTC and cash deposits of approximately $13.5 million as of June 30, 2025, as compared to $9.3 million on May 31, 2025 (based on a BTC price of $107,750 as of June 30, 2025, and $105,800 as of May 31, 2025, per CoinMarketCap), representing an increase of 45% over the previous month.

●	On a year-over-year basis, the Company’s total cash and crypto position increased by approximately 90% as compared to June 30, 2024.

●	The Company has invested approximately $3.5 million year-to-date in capital expenditures and mining infrastructure support equipment, including approximately $1.0 million in June.

Strategic Partnership with Super Micro

One of the Company’s most meaningful developments this past quarter was the launch of its partnership with Super Micro Computer, Inc. (Nasdaq: SMCI) (“Super Micro”), a global leader in high-performance, energy-efficient server technology. Together with Super Micro, the Company is building artificial intelligence (“AI”) data center systems powered by NVIDIA’s B200 GPUs, to be implemented at the Company’s Alabama data center facility.

Digi Power X’s first deployment is expected to be a high-performance AI compute cluster built with Super Micro’s liquid-cooled server infrastructure. This cluster will power the launch of the Company’s ARMS™ (AI-Ready Modular Solution) platform, a Tier 3-certified modular data center designed specifically for dense AI and HPC workloads. The ARMS 200, the Company’s flagship modular unit, is in final preparation for installation at the Company’s Tier 3 data center in Alabama. The planned deployment will serve as a live demonstration of the Company’s ability to deliver full-stack compute infrastructure quickly and reliably.

As AI infrastructure enters a new phase of growth, driven by massive demand for training, inference and enterprise deployment, Digi Power X plans to use its vertically integrated approach to position itself as a preferred provider for modular, energy-backed AI infrastructure.

NANO Nuclear Energy Inc.

The Company, in collaboration with NANO Nuclear Energy Inc. (NASDAQ: NNE) (“NANO Nuclear”), a leading advanced nuclear energy and technology company focused on developing portable, clean energy solutions, continues to monitor the joint submission made in December 2024 to a New York State Energy Research and Development Authority Request for Information concerning the development of advanced nuclear energy technologies in New York State.

This joint submission builds on the Memorandum of Understanding between NANO Nuclear and Digi Power X that was announced on December 13, 2024, to advance the transition to carbon-free energy at Digi Power X’s 60MW power plant in upstate New York, and allow the parties to participate in New York State’s pursuit of strategic partnerships and initiatives that align with its goals of achieving a zero-emission grid in its future for all New Yorkers.

Operations Update

The Company currently operates with approximately 100MW of available power across its three sites and is working to expand its capacity to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic expansion through targeted acquisitions.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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